Exhibit 99.66

CONDENSED CONSOLIDATED INTERIM

FINANCIAL STATEMENTS

FOR THE THREE AND SIX MONTHS ENDED JUNE 30, 2026

(Unaudited)

(Expressed in millions of U.S. dollars)

TABLE OF CONTENTS

CONDENSED CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION		2
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME		3
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY		4
CONDENSED CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS		5
NOTES TO THE CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS		6
1.	CORPORATION INFORMATION	6
2.	BASIS OF PREPARATION	6
3.	MATERIAL ACCOUNTING POLICY INFORMATION	7
4.	ACQUISITION OF REYNA SILVER CORP.	7
5.	ACQUISITION OF PRIME MINING CORP.	8
6.	INVENTORY	9
7.	PREPAID EXPENSES AND OTHER CURRENT ASSETS	10
8.	PROPERTY, PLANT AND EQUIPMENT	10
9.	DEBT	11
10.	LEASE-RELATED OBLIGATIONS	12
11.	SHARE CAPITAL	13
12.	METAL SALES	14
13.	SHARE-BASED PAYMENTS	14
14.	DERIVATIVE CONTRACTS	17
15.	EARNINGS PER SHARE	19
16.	SUPPLEMENTAL CASH FLOW INFORMATION	20
17.	FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT	20
18.	SEGMENTED INFORMATION	21
19.	COMMITMENTS	25

Condensed Consolidated Interim Statements of Financial Position

(unaudited)

Millions of U.S. dollars	Note	June 30, 2026	December 31, 2025
Assets
Current assets:
Cash and cash equivalents		$169.4	$119.5
Derivative contracts	14	3.7	0.3
Value-added tax receivables		60.3	62.2
Trade receivables	12	37.7	72.8
Inventory	6	189.5	190.5
Prepaid expenses and other current assets	7	24.6	25.9

		485.2	471.2
Non-current assets:
Derivative contracts	14	0.3	—
Value-added tax receivables		2.1	3.1
Other non-current assets	10	4.0	17.0
Deferred income tax assets		238.9	214.7
Property, plant and equipment	8	2,349.0	2,319.4

Total assets		$3,079.5	$3,025.4

Liabilities and shareholders’ equity
Current liabilities:
Accounts payable and accrued liabilities		$182.9	$190.6
Income taxes payable		143.5	171.0
Lease-related obligations	10	25.1	36.5
Derivative contracts	14	—	8.5

		351.5	406.6
Non-current liabilities:
Derivative contracts	14	0.1	—
Other non-current liabilities	13	4.0	19.6
Debt	9	—	27.6
Lease-related obligations	10	74.3	69.1
Decommissioning liabilities		72.7	73.2
Deferred income tax liabilities		—	2.7

Total liabilities		$502.6	$598.8

Shareholders’ equity:
Share capital	11	$1,420.8	$1,455.4
Contributed surplus		25.3	28.0
Other reserves		(56.6)	(56.6)
Retained earnings	11	1,187.4	999.8

Total shareholders’ equity		$2,576.9	$2,426.6

Total liabilities and shareholders’ equity		$3,079.5	$3,025.4

Subsequent event (Note 9)

Commitments (Note 19)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Operations and Comprehensive Income

(unaudited)

Millions of U.S. dollars, except per share amounts	Note	Three Months Ended		Six Months Ended
		June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Revenue
Metal sales	12	$406.9	$253.9	$946.2	$423.9
Cost of sales
Production costs		166.2	115.1	317.5	171.3
Royalties		13.4	8.6	32.4	14.6
Depreciation and amortization		48.9	28.9	105.3	60.8

Earnings from mine operations		$178.4	$101.3	$491.0	$177.2
General and administrative expenses	13	8.6	14.0	20.1	30.4
Exploration and evaluation expenses		12.9	6.9	21.5	12.3

		$21.5	$20.9	$41.6	$42.7

Derivative gain, net	14	(4.8)	(5.1)	(12.0)	(7.9)
Finance (income) costs and other, net		(0.7)	5.2	2.0	7.8
Foreign exchange loss (gain)		1.7	0.3	(0.2)	1.1

		$(3.8)	$0.4	$(10.2)	$1.0

Income before income taxes		$160.7	$80.0	$459.6	$133.5
Current income tax expense		76.2	34.6	164.9	40.6
Deferred income tax recovery		(29.3)	(37.8)	(26.6)	(29.3)

Net income and comprehensive income		$113.8	$83.2	$321.3	$122.2

Earnings per share
Basic	15	$1.22	$0.97	$3.41	$1.42
Diluted	15	$1.20	$0.95	$3.38	$1.40
Weighted average number of common shares outstanding
Basic	15	93,363,973	86,205,585	94,333,485	86,165,940
Diluted	15	94,010,575	87,548,439	95,061,859	87,466,086

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

3
Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(unaudited)

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2025	85,991,823	$1,033.3	$24.2	$(56.6)	$630.0	$1,630.9
Exercise of stock options	13,126	0.1	(0.1)	—	—	—
Redemption of restricted share units	2,333	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs	199,080	4.0	—	—	—	4.0
Net income	—	—	—	—	122.2	122.2

Balance, June 30, 2025	86,206,362	$1,037.5	$24.1	$(56.6)	$752.2	$1,757.2

Millions of U.S. dollars, except number of common shares	Number of Common Shares	Share Capital	Contributed Surplus	Other Reserves	Retained Earnings	Total Shareholders’ Equity
Balance, January 1, 2026	95,676,209	$1,455.4	$28.0	$(56.6)	$999.8	$2,426.6
Redemption of restricted share units (Note 13)	1,931	0.1	—	—	—	0.1
Redemption of EPSUs and ERSUs (Note 13)	75,396	4.0	—	—	—	4.0
Exercise of stock options assumed pursuant to the Prime Mining Corp. (“Prime Mining”) acquisition (Notes 11 and 13)	142,194	6.6	(2.7)	—	—	3.9
Exercise of warrants assumed pursuant to the Prime Mining acquisition (Note 11)	2,521	0.1	—	—	—	0.1
Share repurchases, net of tax (Note 11)	(3,132,783)	(45.4)	—	—	(112.5)	(157.9)
Dividends paid (Note 11)	—	—	—	—	(21.2)	(21.2)
Net income	—	—	—	—	321.3	321.3

Balance, June 30, 2026	92,765,468	$1,420.8	$25.3	$(56.6)	$1,187.4	$2,576.9

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

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Torex Gold Resources Inc. | TSX: TXG

Condensed Consolidated Interim Statements of Cash Flows

(unaudited)

		Three Months Ended		Six Months Ended
Millions of U.S. dollars	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Operating activities:
Net income		$113.8	$83.2	$321.3	$122.2
Adjustments for:
Share-based compensation expense	13	2.0	1.8	4.3	4.1
Cash settlement of share-based compensation		—	(1.3)	(30.3)	(9.1)
(Gain) loss on remeasurement of share-based payments	13	(0.8)	6.2	0.4	13.8
Depreciation and amortization		49.2	28.9	105.7	60.9
Derivative contracts	14	6.5	(3.8)	(12.0)	(10.9)
Unrealized foreign exchange (gain) loss		(1.2)	2.4	(2.0)	1.7
Finance (income) costs and other, net		(0.7)	5.2	2.0	7.8
Interest received		1.9	1.4	4.9	2.9
Income tax expense (recovery)		46.9	(3.2)	138.3	11.3
Tax credit applicable to production costs		—	(0.3)	(0.1)	(0.3)
Income taxes paid		(52.5)	(25.2)	(193.2)	(126.8)

Net cash generated from operating activities before changes in non-cash operating working capital		$165.1	$95.3	$339.3	$77.6
Changes in non-cash operating working capital	16	2.5	(27.5)	38.1	(19.7)

Net cash generated from operating activities		$167.6	$67.8	$377.4	$57.9

Investing activities:
Additions to property, plant and equipment		(61.7)	(100.8)	(110.3)	(224.3)
Borrowing costs capitalized to property, plant and equipment		—	(1.0)	—	(1.7)
Value-added tax receivables, net		(0.4)	6.3	5.2	13.9
Purchase of publicly traded securities	4	—	(0.8)	—	(0.8)

Net cash used in investing activities		$(62.1)	$(96.3)	$(105.1)	$(212.9)

Financing activities:
Share repurchases	11	(44.2)	—	(155.0)	—
Dividends paid	11	(10.8)	—	(21.2)	—
Proceeds from the exercise of stock options and warrants assumed pursuant to the Prime Mining acquisition		0.1	—	4.0	—
Repayment on Debt Facility	9	—	—	(30.0)	(25.0)
Proceeds from Debt Facility	9	—	35.0	—	190.0
Lease payments		(5.3)	(3.9)	(10.7)	(7.3)
Other borrowing costs paid		(6.0)	(5.9)	(10.1)	(9.3)
Transaction costs for Debt Facility	9	—	(1.0)	—	(1.0)

Net cash (used in) generated from financing activities		$(66.2)	$24.2	$(223.0)	$147.4

Effect of foreign exchange rate changes on cash and cash equivalents		$0.1	$0.8	$0.6	$0.4

Net increase (decrease) in cash and cash equivalents		$39.4	$(3.5)	$49.9	$(7.2)
Cash and cash equivalents, beginning of period		$130.0	$106.5	$119.5	$110.2

Cash and cash equivalents, end of period		$169.4	$103.0	$169.4	$103.0

Supplemental Cash Flow Information (Note 16)

The accompanying notes are an integral part of these condensed consolidated interim financial statements.

5
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 1. CORPORATION INFORMATION

Torex Gold Resources Inc. (the “Company” or “Torex”) is a Canadian mining company engaged in the exploration, development, and production of gold, copper, and silver from its flagship Morelos Complex in Guerrero, Mexico. The Company also owns the Los Reyes gold-silver project in Sinaloa, Mexico (Note 5) and a portfolio of early-stage exploration projects (Note 4), including Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and Medicine Springs in Nevada, USA, as well as an option to acquire the Gryphon project in Nevada, USA.

The Company is a corporation governed by the Business Corporations Act (Ontario). The Company’s shares are listed on the Toronto Stock Exchange (“TSX”) under the symbol TXG. Its registered address is 130 King Street West, Suite 740, Toronto, Ontario, Canada, M5X 2A2.

These unaudited condensed consolidated interim financial statements (herein referred to as “consolidated financial statements”) of the Company for the three and six months ended June 30, 2026 include the accounts of the Company and its subsidiaries.

NOTE 2. BASIS OF PREPARATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). These consolidated financial statements do not include all of the disclosures required by IFRS Accounting Standards as issued by the IASB for annual financial statements and should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2025.

These consolidated financial statements were authorized for issuance by the Company’s Board of Directors on August 6, 2026.

Basis of Consolidation

These consolidated financial statements comprise the financial statements of Torex and the accounts of the Company’s wholly owned subsidiaries. All intragroup assets, liabilities, equity, revenue, expenses, and cash flows relating to transactions between entities of the group have been eliminated.

Subsidiaries are entities controlled by the Company. Control exists when the Company has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. Subsidiaries are included in the consolidated financial statements from the date control is obtained until the date of disposition or until control ceases.

6
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 3. MATERIAL ACCOUNTING POLICY INFORMATION

Accounting Policies

The accounting policies applied in these consolidated financial statements are the same as those applied in the Company’s audited consolidated financial statements for the year ended December 31, 2025.

Significant Judgments, Estimates and Assumptions

The significant judgments, estimates and nature of assumptions made by management in applying the Company’s accounting policies are consistent with those applied in the audited consolidated financial statements for the year ended December 31, 2025.

Accounting Pronouncements

Recent Accounting Pronouncements Issued but not yet Effective

The Company has not early adopted any standard, interpretation or amendment that has been issued but is not yet effective.

IFRS 18, Presentation and Disclosure in Financial Statements (“IFRS 18”)

In April 2024, the IASB issued IFRS 18, which is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management defined performance measures, and adding new principles for aggregation and disaggregation of information. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. The Company plans to adopt IFRS 18 from January 1, 2027 and does not intend to early adopt the standard.

IFRS 18 is applied retrospectively. Comparative information will be restated to reflect the new presentation and disclosure requirements. The Company does not expect any adjustment to opening retained earnings on transition because IFRS 18 affects presentation and disclosure only. The Company expects to apply available transition reliefs in IFRS 18 where relevant. Any reliefs applied will be disclosed at the date of initial application. The Company is currently evaluating the impact of the standard on its consolidated financial statements.

The Company’s use of non-Generally Accepted Accounting Principles (“non-GAAP”) measures within communications outside the consolidated financial statements that qualify as management-defined performance measures (“MPMs”), as defined by IFRS 18, will require additional note disclosure, including reconciliations of each MPM to the most directly comparable subtotal specified by IFRS 18 (with related tax and non-controlling interest effects), explanations of the measures, and disclosures about changes to MPMs. The Company is currently evaluating which of its non-GAAP measures meet the definition of MPMs.

NOTE 4. ACQUISITION OF REYNA SILVER CORP.

On June 22, 2025, the Company entered into a definitive agreement with Reyna Silver Corp. (“Reyna Silver”) to acquire all of Reyna Silver’s issued and outstanding common shares (“Reyna Silver Shares”) (other than Reyna Silver Shares already held by Torex). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia), and subsequent to Reyna Silver shareholder approval, the Company completed the acquisition of all of the issued and outstanding Reyna Silver Shares not already held by Torex (the “Reyna Silver Transaction”) on August 20, 2025, based on a price of C$0.13 per Reyna Silver Share, and all the Reyna Silver restricted share units, warrants and options outstanding immediately before closing were settled in cash and formed part of the consideration paid.

7
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

In connection with the Reyna Silver Transaction, on June 27, 2025, the Company purchased 11,578,947 units (“Units”) in Reyna Silver in a non-brokered private placement. Each Unit consisted of one Reyna Silver Share and one common share purchase warrant at an exercise price of C$0.13 per unit. The fair value of the Units on the acquisition closing date was $1.1 and formed part of the consideration paid. The Company also incurred change of control payments totalling $0.6.

As a result of the Reyna Silver Transaction, the Company acquired early-stage exploration properties, including the Batopilas and Guigui projects in Chihuahua, Mexico, and the Gryphon and Medicine Springs projects in Nevada, USA.

Management determined that the acquisition of Reyna Silver did not meet the definition of a business combination in accordance with IFRS 3, Business Combinations (“IFRS 3”). Accordingly, the Company accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Reyna Silver, was allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price was then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Cash consideration paid, including transaction costs	$26.3
Fair value of previously held equity interest in Reyna Silver	1.1

Total consideration paid	$27.4

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$0.2
Value-added tax receivables	0.7
Prepaid expenses and other current assets	0.1
Property, plant and equipment	27.3
Accounts payable and accrued liabilities	(0.9)

Net assets acquired	$27.4

The Reyna Silver exploration properties have been recognized as part of the Corporate and Other reportable segment (Note 18).

NOTE 5. ACQUISITION OF PRIME MINING CORP.

On July 28, 2025, the Company announced that it had entered into a definitive agreement (the “Prime Mining Arrangement Agreement”) with Prime Mining to acquire all of the issued and outstanding Prime Mining common shares (the “Prime Mining Shares”). Pursuant to a court-approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Prime Mining Transaction”), the Company completed the acquisition of all of the issued and outstanding Prime Mining Shares on October 22, 2025, in which Prime Mining shareholders received 0.060 of a common share of Torex (each whole share, a “Torex Share”) for each Prime Mining Share held (the “Exchange Ratio”). The Exchange Ratio represented a price of C$2.57 per Prime Mining Share based on the closing price of the Torex Shares on the TSX on July 25, 2025. As a result of the transaction, Torex issued approximately 10.2 million Torex Shares and settled certain related tax obligations, which implied an equity value for Prime Mining of $426.5 (C$598.0 million), based on Torex’s share price at the time of closing. In addition, the adjustment of the stock options and warrants assumed pursuant to the Prime Mining acquisition by Torex (Notes 11 and 13) had an implied equity value of $5.6 (C$7.8 million) at the date of the transaction. The Company also incurred transaction costs totalling $3.9.

As a result of the Prime Mining Transaction, Torex acquired a 100% interest in Prime Mining’s Los Reyes gold-silver project in Sinaloa, Mexico.

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Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The acquisition resulted in adjustments to the stock options and warrants assumed pursuant to the Prime Mining acquisition. An option holder or warrant holder is entitled to receive 0.060 Torex Share for each Prime Mining common share that was issuable upon the exercise of such stock options or warrants assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number).

Management determined that the acquisition of Prime Mining did not meet the definition of a business combination in accordance with IFRS 3. Accordingly, the Company accounted for the transaction as an asset acquisition. The consideration paid, along with certain transaction costs incurred in connection with the acquisition of Prime Mining, was allocated first to financial assets and/or liabilities at their respective fair values, and the remaining balance of the purchase price was then allocated to the other identifiable assets and liabilities acquired based on their relative fair values as follows:

Consideration Paid
Fair value of 10,169,618 Torex Shares issued	$423.3
358,643 stock options and 14,301 warrants assumed pursuant to the Prime Mining acquisition	5.6
Cash consideration paid, including the settlement of certain related tax obligations and transaction costs	7.3

Total consideration paid	$436.2

Fair Value of Identifiable Assets and Liabilities Acquired
Cash and cash equivalents	$13.6
Value-added tax receivables - current	1.4
Prepaid expenses and other current assets	3.7
Value-added tax receivables - non-current	2.7
Property, plant and equipment	418.2
Accounts payable and accrued liabilities	(3.4)

Net assets acquired	$436.2

The Prime Mining exploration property has been recognized as part of the Corporate and Other reportable segment (Note 18).

NOTE 6. INVENTORY

	June 30, 2026	December 31, 2025
Stockpiled ore	$86.5	$82.5
In-circuit	9.4	9.9
Finished goods	13.2	21.9
Materials and supplies	80.4	76.2

	$189.5	$190.5

The amount of depreciation included in inventory as at June 30, 2026 was $54.1 (December 31, 2025 - $59.0). As at June 30, 2026, materials and supplies are shown net of a provision of $3.6 (December 31, 2025 - $7.3). For the six months ended June 30, 2026, $3.7 was recorded as a reversal of a provision for materials and supplies (six months ended June 30, 2025 - provision of $1.1). The Company has a secured debt facility (the “Debt Facility”) (Note 9) that is secured by all the material assets, including inventory, of the Company and its material subsidiaries.

9
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 7. PREPAID EXPENSES AND OTHER CURRENT ASSETS

	June 30, 2026	December 31, 2025
Prepayments	$18.8	$23.1
Other current assets	5.8	2.8

	$24.6	$25.9

NOTE 8. PROPERTY, PLANT AND EQUIPMENT

	Mexico				USA	Canada	Total
	Mineral Property	Property & Equipment	Construction in Progress	Exploration & Evaluation	Exploration & Evaluation	Property & Equipment
Net book value as at December 31, 2025	$178.8	$1,617.8	$67.6	$437.2	$17.3	$0.7	$2,319.4
Additions	—	69.8	54.3	5.1	3.0	—	132.2
Closure and rehabilitation	—	(2.2)	—	—	—	—	(2.2)
Depreciation	(8.7)	(90.8)	—	(0.8)	—	(0.1)	(100.4)

Net book value as at June 30, 2026	$170.1	$1,594.6	$121.9	$441.5	$20.3	$0.6	$2,349.0

For the six months ended June 30, 2026, property, plant and equipment additions included $nil of capitalized borrowing costs (year ended December 31, 2025 - $1.8). As at June 30, 2026, property, plant and equipment included, net of accumulated depreciation, $14.9 of capitalized borrowing costs (December 31, 2025 - $15.7) and $33.7 related to the decommissioning liabilities for the Morelos Complex (December 31, 2025 - $38.1). Included within property and equipment, net of accumulated depreciation, are right-of-use assets (Note 10) of $19.2 as at June 30, 2026 for leases of light vehicles, plant equipment, office space and a solar plant (December 31, 2025 - $18.7). In addition, included within property and equipment, net of accumulated depreciation, are IFRS 9, Financial Instruments (“IFRS 9”) lease assets (Note 10) of $76.7 as at June 30, 2026 for leases of primary production equipment, underground support equipment and personnel transport equipment for the Media Luna operations (December 31, 2025 - $69.1).

Effective May 1, 2025, Media Luna entered the production stage. As a result, during the year ended December 31, 2025, the Company transferred the following amounts from construction in progress: $11.1 to inventory, $138.3 to mineral property and $1,186.6 to property and equipment.

Exploration and Evaluation Assets

On October 22, 2025, as a result of the Prime Mining Transaction (Note 5), the Company acquired the Los Reyes gold-silver project in Sinaloa, Mexico.

On August 20, 2025, as a result of the Reyna Silver Transaction (Note 4), the Company acquired a portfolio of early-stage exploration properties, including the 100% owned Batopilas and Guigui in Chihuahua, Mexico, La Gloria in Sonora, Mexico, and options to earn a 100% interest in Gryphon and a 100% interest in the Medicine Springs, both located in Nevada, USA.

During the three months ended March 31, 2026, the Company paid $0.3 to the optionors, and exercised its option to acquire a 100% interest in Medicine Springs.

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Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The Company, through its wholly-owned subsidiary Reyna Silver, has an option to acquire a 70% interest in the Gryphon property through a series of payments and property expenditures. During the three months ended June 30, 2026, a payment C$0.2 million was made in lieu of shares of Reyna Silver with a final related payment of C$0.8 million required on or before April 30, 2027. An option payment of $0.3 is also due on or before October 30, 2026. In addition, property expenditures under the option agreement remain in good standing with total property expenditures exceeding the contracted $5.5 threshold as of April 30, 2026. Approximately $4.0 of additional property expenditures are required by April 30, 2027 in order to reach the aggregate total commitment of $9.5. Following completion of the option agreement, a joint-venture (“JV”) will be created to hold the Gryphon property. Reyna Silver will have the option to increase its ownership in the JV to 100% from 70% my making certain additional property expenditures and certain payments to the JV counterparty within four years.

NOTE 9. DEBT

	June 30, 2026	December 31, 2025
Debt:
Debt Facility	$—	$27.6

Non-current portion of debt, net of deferred finance charges	$—	$27.6

Debt Facility

The Company and its subsidiary, Minera Media Luna, S.A. de C.V. (as co-borrowers) have a Debt Facility with capacity of $350.0 with the Bank of Montreal, Bank of Nova Scotia, Canadian Imperial Bank of Commerce, ING Bank N.V. and National Bank of Canada. The Debt Facility includes an accordion feature for an additional $200.0 in available capacity at the discretion of the lenders.

As at June 30, 2026, the Debt Facility was fully undrawn and the Company had utilized $13.1 for letters of credit, reducing the available credit of the Debt Facility to $336.9 (December 31, 2025 - $30.0 drawn, $13.2 and $306.8, respectively). During the six months ended June 30, 2026, the Company fully repaid the outstanding $30.0 net on the Debt Facility (three and six months ended June 30, 2025 - drew $35.0 and $165.0, respectively).

On July 6, 2026, the Company executed the First Amending Agreement to the Sixth Amended and Restated Credit Agreement (the “Amendment”), which maintained the capacity of $350.0 and the accordion feature for an additional $200.0 in available capacity at the discretion of the lenders.

The Debt Facility incorporates Sustainability-Linked Loan (“SLL”) targets, which integrate ESG performance measures. The SLL includes incentive pricing terms related to achieving various sustainability performance targets including those in safety, climate change, and alignment with the World Gold Council’s Responsible Gold Mining Principles.

As a result of the Amendment, the $350.0 Debt Facility matures on June 25, 2030, with no commitment reductions prior to maturity, and can be repaid in full anytime without penalty. Prior to the Amendment, the $350.0 Debt Facility matured on June 25, 2029, with no commitment reductions prior to maturity, and could be repaid in full anytime without penalty.

The Debt Facility bears interest at a rate of Term SOFR (subject to a zero floor), a forward-looking term rate based on SOFR, plus a credit spread adjustment and an applicable margin based on the Company’s leverage ratio. The credit spread adjustment is 0.10%. As a result of the Amendment, the applicable margin applied is 1.88% to 3% based on a leverage ratio. Prior to the Amendment, the applicable margin applied was 2.25% to 3.25% based on a leverage ratio. As at June 30, 2026, the applicable margin would be 2.25% (December 31, 2025 - 2.25%).

11
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The Debt Facility permits spending for general corporate and working capital purposes and to facilitate the development of existing and future projects of the Company. The Debt Facility is subject to conditions, including compliance with financial covenants related to maintaining a net leverage ratio of less than or equal to 3.5 and an interest coverage ratio of greater than or equal to 3.0. As a result of the Amendment, after July 6, 2026 the covenant to maintain a tangible net worth of $1.0 billion plus 50% of positive quarterly net income no longer applies. As at June 30, 2026, the Company was in compliance with the financial and other covenants under the Debt Facility.

The Debt Facility is secured by all of the material assets of the Company and its material subsidiaries, which currently are its subsidiaries with a direct or indirect interest in the Morelos Complex.

NOTE 10. LEASE-RELATED OBLIGATIONS

The Company leases several assets, including light vehicles, plant equipment, mining equipment (including the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations), office space, and a solar plant.

For the three and six months ended June 30, 2026, the total cash outflows for leases including principal and interest amounted to $7.7 and $15.3, respectively (three and six months ended June 30, 2025 - $6.1 and $11.0, respectively).

The following table shows the lease-related obligations as at June 30, 2026 and December 31, 2025:

	June 30, 2026	December 31, 2025
Lease obligations	$97.0	$88.9
Lease-related promissory notes	2.4	16.7

	$99.4	$105.6
Less: Current portion of lease-related obligations	25.1	36.5

Non-current portion of lease-related obligations	$74.3	$69.1

In 2023, the Company executed purchase agreements with suppliers for the primary production equipment, underground support equipment, and personnel transport equipment for operations at Media Luna totalling $99.3. Subsequently, the purchases were assigned to financiers who will own the equipment once delivered by the suppliers. In connection with the arrangements, the Company and the financiers executed master leasing agreements, which required the financiers to provide advance payments to the suppliers ahead of equipment being delivered. In the event of non-compliance with the purchase agreements by the suppliers, the Company is obligated to provide payment to the financiers for the advance payments paid to date. In connection with advanced payments made by the financiers ahead of equipment being delivered by the suppliers, the Company executed interest-bearing promissory notes, of which $2.4 remains outstanding as at June 30, 2026 (December 31, 2025 - $16.7). The promissory notes act as surety for the financiers. The promissory notes are accounted for as financial liabilities in accordance with IFRS 9. As at June 30, 2026, a corresponding $2.4 asset has been recorded in other non-current assets in the Condensed Consolidated Interim Statements of Financial Position (December 31, 2025 - $16.7).

As at June 30, 2026, lease obligations include $76.6 of leases for certain pieces of the primary production equipment, underground support equipment, and personnel transport equipment for the Media Luna operations that had been delivered and for which the leases had commenced (December 31, 2025 - $69.4). As the Company is deemed to have control of the equipment prior to delivery, and subsequently, upon entering into the lease agreement, and control of the equipment is retained by the Company, the assignment of the purchases to the financiers did not qualify as a sale in accordance with IFRS 15, Revenue from Contracts with Customers; therefore, IFRS 16, Leases, sale-leaseback accounting was not applied. Rather, the lease obligations are

12
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

accounted for as financial liabilities in accordance with IFRS 9. Upon commencement of the leases, the Company recognized a corresponding asset in property, plant and equipment in the Condensed Consolidated Interim Statements of Financial Position (Note 8).

NOTE 11. SHARE CAPITAL

Authorized

The Company is authorized to issue an unlimited number of common shares without par value.

Issued

During the three and six months ended June 30, 2026, 364 and 77,327 Torex Shares, respectively, were issued to settle vested awards under the Company’s share-based compensation plans, 4,158 and 142,194 shares, respectively, upon the exercise of stock options assumed pursuant to the Prime Mining acquisition (Note 5) and 2,521 and 2,521 shares, respectively, upon the exercise of warrants assumed pursuant to the Prime Mining acquisition (Note 5) (year ended December 31, 2025 - 263,582 to settle vested awards under the Company’s share-based compensation plans, 73,995, and 2,960, respectively).

Normal Course Issuer Bid (“NCIB”)

On November 18, 2024, the Company received approval from the TSX of its notice of intention to commence an NCIB. Under the NCIB, the Company was authorized to purchase up to 7,116,777 Torex Shares, representing approximately 10% of the public float as of November 13, 2024, during the period commencing on November 21, 2024 and ending on November 20, 2025. On November 19, 2025, the Company received approval from the TSX of its notice of intention to renew its NCIB and is authorized to purchase up to 8,133,430 of Torex Shares, representing approximately 10% of the public float as of November 11, 2025, during the period commencing on November 21, 2025 and ending on November 20, 2026.

During the three and six months ended June 30, 2026, the Company repurchased 990,982 and 3,132,783 Torex Shares, respectively, for $44.2 (C$61.3 million) and $155.0 (C$212.8 million), respectively, at an average price per share of $44.57 (C$61.89) and $49.47 (C$67.91), respectively (year ended December 31, 2025 - the Company repurchased 825,769 Torex Shares for $33.9 (C$47.1 million) at an average price per share of $40.96 (C$57.00)). The book value of the cancelled shares was $45.4, net of taxes of $0.2, and was recognized as a reduction to share capital and $112.5, including taxes of $3.1, as a reduction to retained earnings in the Condensed Consolidated Interim Statements of Financial Position (year ended December 31, 2025 - $11.1, net of taxes of $0.1 and $23.4, including taxes of $0.7, respectively).

Dividends

During the three and six months ended June 30, 2026, the Company paid dividends of $10.8 and $21.2, respectively, which are included in net cash used in financing activities in the Condensed Consolidated Interim Statements of Cash Flows (year ended December 31, 2025 - $10.2).

13
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 12. METAL SALES

Disaggregated Revenue Information

The disaggregated revenue information in respect of the three and six months ended June 30, 2026 and 2025 is as follows:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Gold	$301.8	$210.9	$712.5	$378.6
Silver	32.0	9.6	83.6	10.7
Copper	78.7	31.9	177.3	33.1
Treatment, refining and other cost deductions	1.4	(1.2)	3.8	(1.2)
Provisional price adjustments	(7.0)	2.7	(31.0)	2.7

	$406.9	$253.9	$946.2	$423.9

As at June 30, 2026, the Company had copper concentrate sales awaiting final pricing as follows:

		Sales Awaiting Final Pricing (Units as at)		Average Price ($/Unit) As at1
Metal in Copper Concentrate	Unit	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
Gold	Ounces	59,164	83,904	$4,411.43	$4,150.55
Silver	Ounces	705,540	620,026	70.64	67.66
Copper	Pounds	20,352,148	17,784,772	6.02	5.33

1.

Average prices represent the price per unit on copper concentrate sales awaiting final pricing at the reporting date and excludes quotational period hedges (“QP Hedges”) (Note 14) and treatment, refining and other cost deductions.

The aggregate fair value of provisionally priced copper concentrate within trade receivables as at June 30, 2026 was $36.7 (December 31, 2025 - $71.7).

NOTE 13. SHARE-BASED PAYMENTS

The Company has the following share-based compensation plans: the Restricted Share Unit Plan (the “RSU Plan”), the Deferred Share Unit Plan (the “DSU Plan”), the Employee Share Unit Plan (the “ESU Plan”) and the stock option and omnibus equity incentive plans assumed pursuant to the acquisition of Prime Mining (collectively, the “Legacy SO Plan”). The Company had a Stock Option Plan (the “Torex SO Plan”), which was terminated as all previously outstanding Options were exercised or expired in March 2025.

The ESU Plan allows for the issuance of Employee Restricted Share Units (“ERSUs”) and Employee Performance Share Units (“EPSUs”) to employees of the Company.

In May 2025, the Company introduced a new DSU Plan to provide non-executive directors with the ability to elect to receive Deferred Share Units (“DSUs”) in lieu of a cash retainer.

14
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary of the share-based compensation expense recognized during the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Restricted Share Units (“RSUs”)	$0.1	$—	$0.8	$0.7
DSUs	0.1	—	0.1	—
ERSUs	0.6	0.6	1.1	1.2
EPSUs	1.2	1.2	2.3	2.2

	$2.0	$1.8	$4.3	$4.1
(Gain) loss on remeasurement	(0.8)	6.2	0.4	13.8

Share-based compensation expense	$1.2	$8.0	$4.7	$17.9

RSU, DSU and ESU Plans

The following is a summary of the number and fair value of RSUs outstanding under the RSU Plan, DSUs outstanding under the DSU Plan, and ERSUs and EPSUs outstanding under the ESU Plan as at June 30, 2026 and December 31, 2025:

	Number Outstanding[1]		Fair Value
	June 30, 2026	December 31, 2025	June 30, 2026	December 31, 2025
RSUs	138,830	126,964	$5.5	$6.1
DSUs	4,541	2,689	0.2	0.1
ERSUs	170,063	421,451	3.6	16.6
EPSUs	503,586	737,089	15.0	31.8

	817,020	1,288,193	$24.3	$54.6

1.	Outstanding units are inclusive of dividend equivalent units (“DEUs”) credited to awards upon the payment of dividends.

The current portion of the fair value of the RSUs, DSUs, ERSUs, and EPSUs was recorded in accounts payable and accrued liabilities and the non-current portion in other non-current liabilities in the Condensed Consolidated Interim Statements of Financial Position.

Restricted Share Units

During the six months ended June 30, 2026, 13,092 RSUs were granted; 705 DEUs were issued; and 1,931 RSUs were redeemed.

As at June 30, 2026, nil RSUs were redeemable (December 31, 2025 - nil).

Deferred Share Units

During the six months ended June 30, 2026, 1,837 DSUs were granted; 15 DEUs were issued; and nil DSUs were redeemed.

As at June 30, 2026, nil DSUs were redeemable (December 31, 2025 - nil).

15
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Employee Restricted Share Units

During the six months ended June 30, 2026, 69,824 ERSUs were granted, of which 27,393 will vest in January 2027, 24,896 will vest in January 2028 and 17,535 will vest in January 2029, and have an estimated weighted average fair value at the grant date of C$70.52 per ERSU; 282,117 ERSUs were settled; 944 DEUs were issued; and 40,039 ERSUs were forfeited.

As at June 30, 2026, 18,069 ERSUs were redeemable (December 31, 2025 - 14,561).

Employee Performance Share Units

During the six months ended June 30, 2026, 104,733 EPSUs were granted, of which 11,236 will vest in January 2027, 16,613 will vest in January 2028 and 76,884 will vest in January 2029 and have an estimated weighted average fair value at the grant date of C$95.84 per EPSU; 39,045 EPSUs vested as a result of the performance factor adjustment upon vesting of the 2023 EPSUs; 319,932 EPSUs were settled; 2,678 DEUs were issued; and 60,027 EPSUs were forfeited.

As at June 30, 2026, nil EPSUs were redeemable (December 31, 2025 - nil).

Stock Option Plans

Torex SO Plan

During the six months ended June 30, 2026, no common shares were issued from the exercise of stock options (“Options”) (six months ended June 30, 2025 - 13,126 common shares were issued from 24,707 Options). As at June 30, 2026, no Options were outstanding and exercisable under the Torex SO Plan (December 31, 2025 - nil). The Torex SO Plan was terminated, as all previously outstanding Options were exercised or expired in March 2025.

No Options exercised were exercised under the Torex SO Plan’s cashless exercise option (six months ended June 30, 2025 - 24,707). The weighted average share price at the date of exercise of Options exercised during the six months ended June 30, 2026 was C$nil (six months ended June 30, 2025 - C$37.46).

Legacy SO Plan

On October 22, 2025, Torex acquired Prime Mining, which resulted in adjustments to the stock options assumed pursuant to the Prime Mining acquisition (Note 5). An option holder is entitled to receive 0.060 of a Torex Share for each Prime Mining Share that was issuable upon the exercise of such stock options assumed pursuant to the Prime Mining acquisition (rounded down to the nearest whole number). As at June 30, 2026, the remaining term of the stock options assumed pursuant to the Prime Mining acquisition do not exceed one year.

Based on the number of outstanding stock options assumed pursuant to the Prime Mining acquisition as at June 30, 2026, there were 134,054 Torex Shares issuable upon the exercise of such options (year ended December 31, 2025 - 281,048). During the six months ended June 30, 2026, 142,194 Torex Shares were issued (year ended December 31, 2025 - 73,995) and 4,800 stock options assumed pursuant to the Prime Mining acquisition were cash settled (year ended December 31, 2025 - 3,600) from 146,994 stock options assumed pursuant to the Prime Mining acquisition being exercised (year ended December 31, 2025 - 77,595).

The weighted average share price at the date of exercise of stock options assumed pursuant to the Prime Mining acquisition exercised during the six months ended June 30, 2026 was C$71.33 (year ended December 31, 2025 - C$59.40).

16
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 14. DERIVATIVE CONTRACTS

The following table shows the fair value of derivative contracts and their classification in the Condensed Consolidated Interim Statements of Financial Position as at June 30, 2026 and December 31, 2025:

	Classification	Fair Value as at June 30, 2026	Fair Value as at December 31, 2025
Currency contracts	Current assets	$3.7	$0.3
Currency contracts	Non-current assets	0.3	—

Total derivative assets		$4.0	$0.3

QP Hedges	Current liabilities	$—	$8.5
Currency contracts	Non-current liabilities	0.1	—

Total derivative liabilities		$0.1	$8.5

Gold Contracts

During the three and six months ended June 30, 2026, the Company did not enter into gold contracts (In January 2025, the Company entered into gold put options for a premium of $4.7 to sell 155,000 ounces of gold between January 2025 and December 2025 at a strike price of $2,500 per ounce).

As at June 30, 2026, the Company did not have any gold put options outstanding (December 31, 2025 - nil).

Currency Contracts

Foreign Exchange Zero-Cost Collars

During the three and six months ended June 30, 2026, the Company did not enter into any additional foreign exchange zero-cost collars (year ended December 31, 2025 - the Company entered into a series of zero-cost collars, whereby it sold a series of call option contracts and purchased a series of put option contracts for $nil cash premium to hedge against changes in foreign exchange rates of the Mexican pesos (“MXN”) between January 2026 and September 2027 for a total notional value of $21.0, with a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1).

As at June 30, 2026, the outstanding MXN/USD foreign exchange collar contracts had a weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 to settle a notional value of $15.0 between July 2026 and September 2027 (December 31, 2025 - weighted average put strike (floor) rate of 18.50:1 and a weighted average call strike (ceiling) rate of 20.20:1 to settle a notional value of $21.0 between January 2026 and September 2027).

The table below provides a summary of the foreign exchange collar contracts outstanding by maturity as at June 30, 2026:

	Average Put Strike (Floor) Rate (MXN/USD)	Average Call Strike (Ceiling) Rate (MXN/USD)	Notional Value	Fair Value as at June 30, 2026
Less than 1 year	18.50	20.20	$12.0	$0.6
1 - 2 years	18.50	20.20	3.0	0.1

			$15.0	$0.7

17
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

Foreign Exchange Forwards

During the three months ended March 31, 2026, the Company entered into foreign exchange forward contracts to purchase MXN 3,947.2 million for $218.0 between January 2026 and December 2027 at a weighted average MXN/USD foreign exchange rate of 18.11:1.

During the three months ended June 30, 2026, the Company entered into foreign exchange forward contracts to purchase MXN 1,809.4 million for $103.0 between May 2026 and May 2028 at a weighted average MXN/USD foreign exchange rate of 17.57:1 (year ended December 31, 2025 - nil).

As at June 30, 2026, the outstanding MXN/USD foreign exchange forward contracts had a weighted average MXN/USD foreign exchange rate of 18.28:1 to purchase MXN 2,504.7 million for $137.0 between July 2026 and May 2028 (December 31, 2025 - nil).

The table below provides a summary of the foreign exchange forward contracts outstanding by maturity as at June 30, 2026:

	Average Foreign Exchange Rate (MXN/USD)	Notional Value	Fair Value as at June 30, 2026
Less than 1 year	18.28	$99.0	$3.1
1 - 2 years	18.30	38.0	0.1

		$137.0	$3.2

QP Hedges

The Company enters into QP Hedges to mitigate exposure to price fluctuations on provisionally priced concentrate sales, with the objective of achieving final settlement prices of one month after shipment. Under certain of the Company’s concentrate sales contracts, sales prices are subject to final adjustment based on quoted market prices during the quotational period specified in the underlying sales agreements. These QP Hedges do not qualify for hedge accounting under IFRS 9. Accordingly, they are classified as financial instruments measured at fair value through profit and loss, with changes in fair value recognized in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income in the period in which they arise.

Given pricing elections by certain customers, during the three months ended March 31, 2026, the Company entered into QP Hedges on 17,500 ounces of gold and 153,000 ounces of silver to achieve final settlement prices of one month after shipment. During the three months ended June 30, 2026, the Company did not enter into any additional QP Hedges (year ended December 31, 2025 - the Company entered into QP Hedges on 546,620 ounces of silver and 4,945 tonnes of copper to achieve this price). As at June 30, 2026, the Company did not have any QP Hedge contracts outstanding and the fair value was $nil (December 31, 2025 - liability of $8.5).

Derivatives arising from gold forward contracts, foreign exchange collar and forward contracts and QP Hedges are intended to manage the Company’s risk management objectives associated with changing market values. These derivatives have not been designated as hedges. Changes in the fair value of these derivative contracts are recognized as a derivative (gain) loss, net in the Condensed Consolidated Interim Statements of Operations and Comprehensive Income.

18
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following table shows the losses (gains) on derivative contracts during the three and six months ended June 30, 2026 and 2025:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Unrealized loss on gold contracts	$—	$0.2	$—	$—
Unrealized gain on currency contracts	(3.6)	(5.2)	(3.5)	(8.2)
Unrealized loss (gain) on QP Hedges	12.8	—	(8.5)	—
Realized loss on gold contracts	—	1.3	—	2.1
Realized gain on currency contracts	(1.6)	(1.4)	(2.0)	(1.8)
Realized (gain) loss on QP Hedges	(12.4)	—	2.0	—

	$(4.8)	$(5.1)	$(12.0)	$(7.9)

NOTE 15. EARNINGS PER SHARE

Earnings per share was calculated using the weighted average number of common shares outstanding for the three and six months ended June 30, 2026 and 2025 as follows:

		Three Months Ended		Six Months Ended
	Note	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Net income		$113.8	$83.2	$321.3	$122.2
Gain on remeasurement of share-based payments	13	(0.8)	—	—	—

Net income, net of gain on remeasurement of share-based payments		$113.0	$83.2	$321.3	$122.2

Basic weighted average shares outstanding		93,363,973	86,205,585	94,333,485	86,165,940
Weighted average shares dilution adjustments:
Options		—	—	—	5,835
RSUs		137,003	204,652	129,688	192,539
ERSUs		101,528	311,160	140,480	302,359
EPSUs		403,711	827,042	448,329	799,413
Stock options assumed pursuant to the Prime Mining acquisition		3,495	—	7,985	—
Warrants assumed pursuant to the Prime Mining acquisition		865	—	1,892	—

Diluted weighted average shares outstanding		94,010,575	87,548,439	95,061,859	87,466,086

Earnings per share[1]
Basic		$1.22	$0.97	$3.41	$1.42
Diluted		$1.20	$0.95	$3.38	$1.40

1.	As DSUs are only cash-settled, they are excluded in the calculation of both basic and diluted earnings per share.

19
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following is a summary for the three and six months ended June 30, 2026 and 2025 of the Options, RSUs, ERSUs, EPSUs, stock options assumed pursuant to the Prime Mining acquisition, and warrants assumed pursuant to the Prime Mining acquisition excluded in the diluted weighted average number of common shares outstanding, as their exercise or settlement would be anti-dilutive in the earnings per share calculation:

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Options	—	—	—	—
RSUs	1,510	—	1,510	—
ERSUs	57,648	251	57,648	251
EPSUs	27,310	355	26,505	355
Stock options assumed pursuant to the Prime Mining acquisition	87,749	—	87,749	—
Warrants assumed pursuant to the Prime Mining acquisition	—	—	—	—

	174,217	606	173,412	606

NOTE 16. SUPPLEMENTAL CASH FLOW INFORMATION

Changes in Non-cash Operating Working Capital

	Three Months Ended		Six Months Ended
	June 30, 2026	June 30, 2025	June 30, 2026	June 30, 2025
Trade receivables	$16.1	$(19.8)	$36.4	$(6.8)
Value-added tax receivables, net	(1.8)	3.6	(3.5)	8.0
Inventory	(6.2)	(17.9)	(3.6)	(27.6)
Prepaid expenses and other current assets	6.0	1.9	6.3	1.4
Accounts payable and accrued liabilities	(11.6)	4.7	2.5	5.3

Changes in non-cash operating working capital	$2.5	$(27.5)	$38.1	$(19.7)

NOTE 17. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

The Company’s financial instruments consist of cash and cash equivalents, trade receivables, accounts payable and accrued liabilities, derivative contracts, debt, and lease-related obligations. Other than the derivative contracts and trade receivables related to copper sales, these financial instruments are recorded at amortized cost in the Condensed Consolidated Interim Statements of Financial Position. The fair values of these financial instruments, excluding debt and lease-related obligations, approximate their carrying values due to their short-term maturity.

The derivative contracts and trade receivables related to copper sales are recorded at fair value and revalued through income at the end of each reporting period and are classified as Level 2 within the fair value hierarchy. The fair value of derivative contracts is estimated using a combination of quoted prices and market-derived inputs. The fair value of trade receivables related to copper sales is estimated using the forward price based on when the sale is expected to settle in final.

There were no amounts transferred between levels of the fair value hierarchy during the three and six months ended June 30, 2026 and the year ended December 31, 2025.

20
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 18. SEGMENTED INFORMATION

The Company bases its operating segments on the way information is reported and used by the Company’s chief operating decision-maker (“CODM”). The operating segment results are reviewed by the CODM in order to make decisions about resources to be allocated to the segment and to assess performance. The Chief Executive Officer, as the Company’s CODM, reviews financial information and allocates resources on a consolidated basis. Following the acquisitions of Reyna Silver on August 20, 2025 (Note 4) and Prime Mining on October 22, 2025 (Note 5), the Company’s primary business activity continues to be the operation of the Morelos Complex in Mexico where all revenues originate. As a result, for the three and six months ended June 30, 2026, the Company considers its reportable operating segment to be the Morelos Complex. The Company separately recognizes the non-operating segment, Corporate and Other, which includes corporate and other non-operating assets engaged in pre-development exploration and evaluation activities (including Reyna Silver and Prime Mining) that do not pertain directly to the operating segment.

For the three and six months ended June 30, 2025, the Company operated a single reportable operating segment, and amounts disclosed in the consolidated financial statements also represented segment amounts. Segmented information for the prior period was restated for comparative purposes to reflect the Morelos Complex and Corporate and Other as separate segments.

21
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

The following tables summarize information relating to the Company’s reportable segments as reviewed by the CODM for the three and six months ended June 30, 2026 and 2025:

	Three Months Ended June 30, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$406.9	$—	$406.9
Cost of sales
Production costs	166.2	—	166.2
Royalties	13.4	—	13.4
Depreciation and amortization	48.9	—	48.9

Earnings from mine operations	$178.4	$—	$178.4
General and administrative expenses	—	8.6	8.6
Exploration and evaluation expenses	8.9	4.0	12.9

	$8.9	$12.6	$21.5

Derivative gain, net			(4.8)
Finance income and other, net			(0.7)
Foreign exchange loss			1.7

			$(3.8)

Income before income taxes			$160.7

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

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Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

	Six Months Ended June 30, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$945.4	$0.8	$946.2
Cost of sales
Production costs	317.2	0.3	317.5
Royalties	32.4	—	32.4
Depreciation and amortization	105.3	—	105.3

Earnings from mine operations	$490.5	$0.5	$491.0
General and administrative expenses	—	20.1	20.1
Exploration and evaluation expenses	14.8	6.7	21.5

	$14.8	$26.8	$41.6

Derivative gain, net			(12.0)
Finance costs and other, net			2.0
Foreign exchange gain			(0.2)

			$(10.2)

Income before income taxes			$459.6

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

	Three Months Ended June 30, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$253.9	$—	$253.9
Cost of sales
Production costs	115.1	—	115.1
Royalties	8.6	—	8.6
Depreciation and amortization	28.9	—	28.9

Earnings from mine operations	$101.3	$—	$101.3
General and administrative expenses	—	14.0	14.0
Exploration and evaluation expenses	6.9	—	6.9

	$6.9	$14.0	$20.9

Derivative gain, net			(5.1)
Finance costs and other, net			5.2
Foreign exchange loss			0.3

			$0.4

Income before income taxes			$80.0

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

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Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

	Six Months Ended June 30, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Revenue
Metal sales	$423.9	$—	$423.9
Cost of sales
Production costs	171.3	—	171.3
Royalties	14.6	—	14.6
Depreciation and amortization	60.8	—	60.8

Earnings from mine operations	$177.2	$—	$177.2
General and administrative expenses	—	30.4	30.4
Exploration and evaluation expenses	12.3	—	12.3

	$12.3	$30.4	$42.7

Derivative gain, net			(7.9)
Finance costs and other, net			7.8
Foreign exchange loss			1.1

			$1.0

Income before income taxes			$133.5

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.

The following tables summarize total assets and total liabilities by reportable segments as at June 30, 2026 and December 31, 2025:

	As at June 30, 2026
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Total assets[2]	$2,603.7	$475.9	$3,079.6
Total liabilities	470.7	31.9	502.6

	As at December 31, 2025
	Operating Segment	Non-operating Segment[1]
	Morelos Complex	Corporate and Other	Total
Total assets[2]	$2,527.9	$497.5	$3,025.4
Total liabilities	528.4	70.4	598.8

1.	The non-operating segment includes corporate and pre-development exploration and evaluation activities.
2.	Total assets primarily relate to property, plant and equipment (Note 8).

24
Torex Gold Resources Inc. | TSX: TXG

Notes to the Condensed Consolidated Interim Financial Statements

For the Three and Six Months Ended June 30, 2026

(Amounts in millions of U.S. dollars, except share, per share and per ounce amounts, unless otherwise noted)

NOTE 19. COMMITMENTS

Purchase Commitments

As at June 30, 2026, the total purchase commitments are as follows:

	As at June 30, 2026
	Less Than 1 Year	1-3 Years	4-5 Years	Greater Than 5 Years	Total
Operating commitments[1]	$261.5	$173.8	$10.5	$—	$445.8
Capital commitments[1]	83.9	7.7	0.7	—	92.3

	$345.4	$181.5	$11.2	$—	$538.1

1.	Certain contractual commitments may contain cancellation clauses; however, the Company discloses its commitments based on management’s intent to fulfill the contracts.

During the year ended December 31, 2024, the Company entered into a power purchase agreement for the delivery of 236,520 megawatt hours of electricity per year over a period of five years, at a fixed rate per megawatt hour, subject to annual inflation adjustments. Delivery under the power purchase agreement commenced in December 2024. As at June 30, 2026, the agreement is accounted for as an executory contract on the basis that the contract is held for the purpose of the receipt of a non-financial item in accordance with the expected electricity usage by the Company over the contract term. Included in operating commitments as at June 30, 2026 is $68.3 relating to the power purchase agreement.

Morelos Complex Royalties

Production revenue from certain concessions is subject to a 2.5% royalty payable to the Mexican Geological Survey agency. The royalty is accrued based on revenue and is payable on a quarterly basis. For the six months ended June 30, 2026, the Company paid $25.6 for the 2.5% royalty relating to the fourth quarter of 2025 and the first quarter of 2026 (six months ended June 30, 2025 - $10.9 relating to the fourth quarter of 2024 and the first quarter of 2025). As at June 30, 2026, the Company had accrued $10.1 for the 2.5% royalty relating to the second quarter of 2026 (December 31, 2025 - $11.6 relating to the fourth quarter of 2025).

The Company is subject to a mining tax of 8.5% on taxable earnings before the deduction of taxes, interest, depreciation and amortization, and a royalty of 1.0% on sales of gold, silver and platinum. Both the mining tax and royalty are payable to the Servicio de Administración Tributaria on an annual basis in March of the following year. The mining tax is considered an income tax for the purposes of IFRS Accounting Standards. In March 2026, the Company paid $64.6 in respect of the 8.5% and 1.0% mining tax and royalty for 2025 (paid in March 2025 - $39.4 for 2024). As at June 30, 2026, the Company had accrued $44.5 and $8.0 for the 8.5% and 1.0% mining tax and royalty, respectively, to be paid in March 2027 (December 31, 2025 - $53.6 and $12.0, respectively).

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Torex Gold Resources Inc. | TSX: TXG